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                               December 6, 2022

       Dwight Witmer
       Chief Executive Officer
       LAMY
       201 Allen St.
       Unit 10104
       New York, NY 10002

                                                        Re: L A M Y
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed November 29,
2022
                                                            File No. 333-266341

       Dear Dwight Witmer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Management's Discussion and Analysis and Plan of Operations Results of Operations, page 23

   1. Please provide a discussion that explains the fluctuations in your results of operations.
                                                        Refer to Item 303(b)(2)
of Regulation S-K.
       Statements of Cash flows (Restated), page F-6

   2. We note your response to comment 4. The journal entries provided show cash received from a financing and
cash paid for assets. If that is the case, please remove your conflicting disclosure
of non-cash investing and financing activities on page F-6 and
 Dwight Witmer
LAMY
December 6, 2022
Page 2
      revise your description of the transactions on page F-10 so that it does not imply that these were non-cash transactions. If you did not directly receive cash or pay cash for these transactions, please remove them from your financing cash in-flows and investing cash out-flows. Refer to ASC 230-10-10-1, 50-3, and 50-4.
       You may contact Keira Nakada at 202-551-3659 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameDwight Witmer
                                                            Division of
Corporation Finance
Comapany NameL A M Y
                                                            Office of Trade &
Services
December 6, 2022 Page 2
cc:       Robert Zepfel
FirstName LastName